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Exhibit 12

INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended
	Feb. 28, 2004	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 29, 2000
Earnings from continuing operations before income taxes	$24,798	$43,977	$7,513	$32,042	$25,750
Plus: Fixed charges(1)	24,631	36,419	33,021	27,174	25,444
Less: Capitalized interest	(306)	(625)	(385)	(542)	(814)

Earnings available to cover fixed charges	$49,123	$79,771	$40,149	$58,674	$50,380

Ratio of earnings to fixed charges	1.99	2.19	1.22	2.16	1.98

(1)
Fixed charges consist of the following:

	Fiscal Year Ended
	Feb. 28, 2004	March 1, 2003	March 2, 2002	March 3, 2001	Feb. 29, 2000
Interest expense, gross	$22,846	$30,713	$22,980	$18,269	$16,397
Rentals (interest factor)	1,785	5,706	10,041	8,905	9,047

Total fixed charges	$24,631	$36,419	$33,021	$27,174	$25,444

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INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)